Exhibit 99.1

CONSENT OF DIRECTOR

I, Sheng-Yih Chang, hereby consent to be a director of Hartford Creative Group, Inc. upon the consummation of its registered public offering and to the inclusion of my name and biography in the Registration Statement on Form S-1 (File No. 333-[●]) and related prospectus of Hartford Creative Group, Inc. for such offering.

/s/ Sheng-Yih Chang
Sheng-Yih Chang

Dated: February 24, 2025